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World's 1st Uber-like, Biofuel Powered, Dedicated Small Space Launch Service🚀🌍

blushiftaerospace.com Brunswick ME

Infrastructure | Hardware | Technology | Hard Tech | Space

OVERVIEW | UPDATES 5 | WHAT PEOPLE SAY 54 | ASK A QUESTION 7

LEAD INVESTOR

Burak Sezen

Aerospace is one of the industries most ripe for growth and innovation. The demand for sending payloads such as satellites, sensors and experiment kits to space has been increasing steadily. I was very intrigued when I first heard Sascha Deri, the CEO of BluShift, describing his company's vision as becoming the "Uber" for space. I thought this is a great vision and market positioning for Blushift. Add to this vision a great team with all the necessary skills and experiences, a modular rocket design enabling future scalability and reliance on biofuels to minimize environmental pollution, you get to the definition of a startup with lots of potential in a growth industry. I also believe that companies like BluShift are going to be key players for job creation, economic growth and competitiveness both locally and nationally. I am very excited to be a supporter of BluShift in their journey to space.

Invested $5,000 this round & $5,000 previously

Learn about Lead Investors

Highlights

1. 🚀 1st company in the world to launch paying payloads using non-toxic biofuel
2. 🚀 Historic launch using biofuel occured on January 31st, 2021
3. 🚀 Raised close to $1M in resources prior to Wefunder
4. 🚀 Expected to be cash flow positive in 4 years, net margin increases to 50% in 7 years
5. 🚀 $69B market potential for launching nanosatel
6. 🚀 Unique competitive advantage by launching off Maine's coast into polar orbit

Our Team

Sascha Deri CEO

Founded and grew a solar distribution and light manufacturing company to $30M.

> In 2013, I discovered that a bioderived substance worked better than traditional petroleum fuels for rockets. We want to see more commercial space companies use Earth-friendly fuels to power our curiosity and ambitions to space.

Brook Halvorson Lead Test Engineer

Experience in automotive engineering and design, carbon composite testing, graphene-based coatings, and now 4 years of R&D with bluShift.

David Hayrikyan CTO



Entrepreneur and founder of MACABitech, a manufacturing engineering and mechanical design company started in Boston, MA.



Luke Saindon Senior Mechanical Engineer

Completed an engineering internship in Applied Thermal Sciences at NASA's Marshall Space Flight Center.



Seth Lockman Communications Director

Hosts the Space Rants podcast, and is an advocate of the ongoing effort, led by the Maine Space Grant Consortium, to build SpacePort Maine.



Steve Savoie

Founder of a composite manufacturing company, focusing on tooling design, process management, equipment evaluation and upgrades, work flow analysis and quality compliance.

Pitch

We've been blown away by the support from the larger public community for bluShift and our green approach to space flight, our focus on providing dedicated 'uber-like' launch service to small satellite.

In that same spirit, we've decided to skip traditional funding methods, and open it up to the community that has expressed so much support for us! We want to allow a wider audience a chance to get in on the ground floor of company where the limit is literally beyond the sky.

Perhaps you are someone who loves space flight, and wants a small piece of a great company, or you are a strategic investor and appreciate the potential financial returns. Either way, we hope this is an opportunity that appeals to you!

The top 6 reasons you should invest in bluShift

1. BIO-DERIVED FUEL

We believe bluShift is the first commercial rocket company in the world to develop a space launch service using an Earth-responsible, cost competitive, near carbon-neutral, bio-derived fuel. Our rocket fuel is less expensive than traditional rocket fuel per kilogram, completely non-toxic and can be sourced from farms across the world.

bluShift will provide a more sustainable, economical and accessible space launch solution.

2. UBER TO SPACE

We believe bluShift's sub-orbital and then orbital launch services will be the first to provide a cost effective 'Uber to Space' to carry just a handful of small payloads in an industry where there are only Freight Trains (e.g. SpaceX and ULA) or Large Buses (e.g. Rocket Lab, Astra and Virgin, Blue Origin).

Our customer discovery also confirms that our target customers, who are currently waiting 2-3 year in queue for launch will be pay up to 25% more if we can speed their time to launch.





3. TWO PHASE LAUNCH SERVICE

bluShift's 2-phased launch service, suborbital followed by the addition of orbital, will speed accessing significant sales revenues to within 12-18 months from now while putting us on a trajectory for positive cash flow by 4 years from now as we scale up our team, rocket manufacturing and launch services off the coast of Maine. Our net margin is projected to be 50% within 7 years from now as we fully scale up.

4. 2X IN SPACE

Sub-orbital customers have told us they want more time for their science payloads to be exposed to space in zero-G. Currently they get 2-3 minutes. We'll double that to 6-8 minutes, taking payloads to 300-400km in altitude. The NASA Space Flight Opportunities program director (whose division funds much of this research) told us this would be a 'game changer' for researchers, and they'd likely pay more for it!



5. POLAR ORBIT OPPORTUNITY

By 2023 we'll be launching our first Low Earth Orbit launch service with our Red Dwarf rocket. Uniquely, because we'll be launching off of the coast of Maine we can put these tiny nanosatellites into a polar orbit (this is an orbit that goes from from the South to North poles). Over 50% of the market for putting these tiny satellites into space is to place them into Polar Orbit. The only places you can do this today is from a military base in California (very expensive and problematic) and Alaska (very expensive logistically). Having launch facilities off the coast of Maine will give bluShift an incredible strategic cost advantage.



6. MAINE, USA LAUNCH SITES

The State of Maine is known for beautiful rugged shoreline, gorgeous forests and national parks. Now you and our customers can come to watch our launches Spring through Fall in our wonderful state. Launching small payloads to space is not just about the science our customers will be performing but about the unique experience they will have in the state whose license plates say 'Vacationland'.



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We are a gritty, hard working team that wants to see this small aerospace company with a new way of doing space launch take on a niche market that's not being serviced elsewhere. We want our company to stay and grow in our beautiful state of Maine, welcoming STEM and research customers from across the globe.



Wefunder's Crowd Equity fundraising ensures that bluShift is funded by others who are passionate about seeing the New Space Sectors develop, who have an eye to sustainability, curiosity and understand that in the aerospace sector we are all in it for the long haul.

Our Plans for Revenue Generation with Our Launch Services

Suborbital with 'Starless Rogue'
Significant revenue is only expected when we begin selling payload space for our full sub-orbital space launch service to commence in 2022 where the payload will be priced at a discounted rate $100k for the full 30kg for the beta flight. The 1st full commercial launch to space, expected in 2022, will be discounted to $300k for a full 30kg payload. And an additional commercial launch is possible for 2022, where if the prior flights were successful the full payload price to customers would be $600k.

The first customer flights funded by NASA's Flight Opportunities program is expected to commence as early as Q4 of 2023 upon which the full price of the 30kg payload would produce $800k-$1.5M in revenue. The launch frequency of Starless Rogue is expected to increase to 8x's per year within five years.

Low Earth Orbit Cubesat Launches with 'Red Dwarf'
The first beta flight of our orbital rocket, Red Dwarf, is expected to begin 2023-2024 with a heavily discounted rate for the payload customers. Less discounted rates for the full 30kg orbital payload will be charged for NASA qualifying flights expected in 2024-2025.

The above section contains forward-looking projections that are not guaranteed.



The nanosatellite launch market is projected to hit $69 billion dollars by the year 2030.



bluShift has raised nearly $1 million in resources to date.



Earn Perks When You Invest!

- **$250+**
  Receive a bluShift logo sticker worthy of your grittiest metal water bottle, laptop or choice of transport. UV and outdoor ready.

- **$750+**
  Receive a limited edition Stardust 1.0 Mission Patch to commemorate our historic flight on January 31st, 2021.

- **$2,500+**
  Receive a limited edition bluShift ball-point pen launched in the historic Stardust 1.0 flight on January 31st, 2021.

- **$5,000+**
  bluShift technical staff will provide a 30 minute zoom lesson on how our rockets work, our biofuel, how educational payloads will be incorporated and a Q&A session for a student classroom or remote study students of the investor's choosing.

- **$10,000+**
  Receive a behind the scene pass to watch a MAREVL™ engine test at the Brunswick, Maine test facilities. Travel and boarding not included.

- **$16,207+**
  Provide a full sponsorship to launch one academic payload using Xinabox modular chips as science experiments in a Stardust 2.0 or Starless Rogue Beta flight to the school of your choosing.

- **$25,000+**
  Receive an exclusive invitation to the VIP area near mission control during a launch (limited quantity). Travel and boarding not included.